Exhibit 2

104 Field Point Road Second Floor Greenwich, CT 06830 P: 475.208.3178 F: 475.223.0865

April 15, 2025

Board of Directors

ESSA Pharma Inc.

999 West Broadway

Vancouver, British Columbia

Canada V5Z iK5

Dear Board of Directors:

As one of ESSA’s largest shareholders, we have remained unwavering in our support of the Company over the past six years. When we made our initial investment in 2019, we were drawn to the Company’s focus on scientific rigor and ambitious mission to develop novel therapies for patients with prostate cancer. We have been continuously impressed by the caliber of ESSA’s management and Board. The Company has been exemplary stewards of investors’ capital, efficiently executing clinical studies that answered key scientific questions.

Though we shared in the disappointment over last year’s EPI-7386 results, we supported the Company’s decision to halt clinical studies and pursue strategic alternatives. Its commitment to transparency and dedication to serving patients and shareholders alike stands as a benchmark for the entire industry.

Over the past three months, deterioration of the macroeconomic environment has placed an even greater premium on cash and liquidity for investors. The Company’s share price, currently around $1.60, is significantly below its roughly $2.40 of cash per share. While we support management’s thoughtful evaluation of various strategic paths, we now believe it is in shareholders’ best interest for the Company to wind down operations and return remaining cash to shareholders, and we urge you to take action to do so.

Regards,

Soleus Capital Management, L.P.

/s/ Guy Levy
Guy Levy
Chief Investment Officer